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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13G
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)
                           _______________________


                             Ziegler Companies Inc.
                              ____________________

                               (Name of Issuer)


                                 [Common Stock]
                              ____________________

                       (Title of Class of Securities)

                                    989506100
                                  ____________

                                 (CUSIP Number)

                                December 31, 2000

            (Date Of Event Which Requires Filing Of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 5


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CUSIP No. 989506100               13G                    Page 2 of 5

 1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Reporting Person:

     MARSHALL & ILSLEY CORPORATION, I.D. No. 39-0452805


 2)  Check the Appropriate Box if a Member of a Group (See
Instructions):
     (a)[  ]
     (b)[  ]

 3)  SEC Use Only

 4)  Citizenship or Place of Organization:

                      Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:

 5)  Sole Voting Power:   1,000

 6)  Shared Voting Power:   55,820

 7)  Sole Dispositive Power   1,266

 8)  Shared Dispositive Power:   137,342

 9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 138,608

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions):
                        N/A

11)  Percent of Class Represented by Amount in Row 9:  5.71%

12)  Type of Reporting Person (See Instructions):
                          HC



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CUSIP No. 989506100                13G                    Page 3 of 5

Item 1(a).     Name of Issuer:  Ziegler Companies Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                            215 North Main Street
                            West Bend, Wisconsin  53095

Item 2(a).     Name of Person Filing:

                            Marshall & Ilsley Corporation


Item 2(b).     Address or Principal Business Office or, if none, Residence:

                            770 North Water Street, Milwaukee, Wisconsin

Item 2(c).     Citizenship:

                             Wisconsin Corporation

Item 2(d).     Title of Class of Securities:  Common Stock

Item 2(e).     CUSIP Number: 989506100

Item 3.  If this statement is filed pursuant to rules 13d-1 (b)
(1), or 13d-2 (b), check whether the person filing is a:
     (a)  [  ]  Broker or dealer registered under Section 15 of the Act
     (b)  [  ]  Bank as defined in Section 3 (a) (6) of the Act
     (c)  [  ]  Insurance Company as defined in Section 3 (a) (19) of the
                Act
     (d)  [  ]  Investment Company registered under Section 8 of the
                Investment Company Act
     (e)  [  ]  Investment Adviser registered under Section 203 of the
                Investment Advisers Act of 1940
     (f)  [  ]  Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund: see Sec. 240.13d-1(b) (1)(ii) (F)
     (g)  [XX]  Parent Holding Company, in accordance with
                Sec. 240.13d-1 (b)(1)(ii)(G) (Note:  See Item 7)
     (h)  [  ]  Group, in accordance with Sec. 240.13d-1 (b) (1) (h) (H)


Item 4.  Ownership.
     (a)  Amount Beneficially Owned:  136,608

     (b)  Percent of Class:           5.71%

     (c)  Number of shares as to which such person has:
       (i)  Sole power to vote or to direct the vote                   1,000
       (ii)  Shared power to vote or to direct the vote               55,820
       (iii)  Sole power to dispose or to direct the disposition of    1,266
       (iv)  Shared power to dispose or to direct the disposition of 137,342



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CUSIP No. 989506100                13G                    Page 4 of 5

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

In response to Item 6, bank trust beneficiaries and customers are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the subject securities. No such person is known to possess such in interest relating to more than 5% of the class of subject securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
Company.

The parent holding company has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(g) and each relevant subsidiary hereby consents to the filing of this statement on its behalf by the parent company:

         Marshall & Ilsley Trust Company
         a Wisconsin banking corporation
         Tax Identification No. 39-1186267


Item 8.  Identification and Classification of Members of the Group.

         Not applicable


Item 9.  Notice of Dissolution of Group.

         Not applicable



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CUSIP No. 989506100                13G                    Page 5 of 5

Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001

Signature: /s/ M. A. Hatfield

Name/Title: M. A. Hatfield, Senior Vice President & Secretary